Exhibit 99.1

Aurora Mobile Limited Announces First Quarter 2024

Unaudited Financial Results

SHENZHEN, CHINA, June 6, 2024 – Aurora Mobile Limited (“Aurora Mobile” or the “Company”) (NASDAQ: JG), a leading provider of customer engagement and marketing technology services in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Revenues were RMB64.5 million (US$8.9 million), a decrease of 1% year-over-year.

•	Cost of revenues was RMB18.2 million (US$2.5 million), a decrease of 7% year-over-year.

•	Gross profit was RMB46.4 million (US$6.4 million), an increase of 1% year-over-year.

•	Total operating expenses were RMB53.0 million (US$7.3 million), a decrease of 18% year-over-year.

•	Net loss was RMB2.6 million (US$0.4 million), compared with a net loss of RMB15.2 million for the same quarter last year.

•	Net loss attributable to Aurora Mobile Limited’s shareholders was RMB2.4 million (US$0.3 million), compared with a net loss attributable to Aurora Mobile Limited’s shareholders of RMB15.1 million for the same quarter last year.

•	Adjusted net loss (non-GAAP) was RMB1.3 million (US$0.2 million), compared with a RMB11.5 million adjusted net loss for the same quarter last year.

•	Adjusted EBITDA (non-GAAP) was at positive RMB0.2 million (US$24 thousand), compared with a negative RMB7.5 million for the same quarter last year.

Mr. Weidong Luo, Chairman and Chief Executive Officer of Aurora Mobile, commented, “We have had a great first quarter of 2024 with the following great results,

1.	Our Developer Subscription Services revenues grew by 13% year-over-year

2.	Our Gross Margin is at the highest level since fourth quarter of 2021

3.	For the first time in history, we have 3 consecutive quarters of positive Adjusted EBITDA

4.	Quarterly operating expenses was RMB53 million which is at the lowest level since our IPO in July 2018

5.	Our EngageLab products recorded customer number growth of more than 30% quarter-over-quarter and cumulative contract value grew by more than 60% between the quarters

Developer Services revenues, which consisted of Subscription Services and Value-Added Services, decreased by 2% year-over-year. Within Developer Services, Subscription Services revenues increased by 13% year-over-year, but was offset by the 70% decrease in Value-Added Services. Subscription Services revenues were RMB42.4 million, up 13% year-over-year but declined by 13% quarter-over-quarter as the fourth quarter is the usual-high-revenue-quarter for each year. Value-added Services revenues were RMB2.4 million, decreased by 70% year-over-year and decreased by 64% quarter-over-quarter which was due to lack of major online shopping events in first quarter of each year.”

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Mr. Shan-Nen Bong, Chief Financial Officer of Aurora Mobile, added, “ We have done a lot of hard work get to where we are now. Over the years,

1)	We have refocused our strategy and streamlined the number of product offerings. We cut down those products that were not bringing positive contributions to the books and put all our resources to a handful of products which are profitable, in high-demand domestically and overseas and with great potential.

2)	We have restructured our teams and seriously looked at the headcount. With fewer products to be maintained and to improve the operational efficiency, our headcount has decreased close to 40% from the peak.

3)	We have also reviewed all the service contracts with external vendors where we managed to lower the fixed operating expenses year-over-year.

4)	More importantly, we have chosen the “right direction” by going overseas through our EngageLab product.

With this combination of these right steps that we have taken, we are now seeing the positive impacts. Most notable is the 3 consecutive quarters of positive Adjusted EBITDA we have managed to deliver. As we continue to scale our business, I believe more good results will continue.”

First Quarter 2024 Financial Results

Revenues were RMB64.5 million (US$8.9 million), a decrease of 1% from RMB65.4 million in the same quarter of last year, attributable to a 2% decrease in revenue from Developer Services (mainly due to weakness in Value-Added Service revenue) and a 1% decrease in revenue from Vertical Applications.

Cost of revenues was RMB18.2 million (US$2.5 million), a decrease of 7% from RMB19.4 million in the same quarter of last year. The decrease was mainly due to a RMB4.8 million decrease in media cost, and offset by a RMB1.1 million increase in short messaging cost and a RMB2.5 million increase in other direct costs.

Gross profit was RMB46.4 million (US$6.4 million), an increase of 1% from RMB46.0 million in the same quarter of last year.

Total operating expenses were RMB53.0 million (US$7.3 million), a decrease of 18% from RMB64.8 million in the same quarter of last year.

•	Research and development expenses were RMB22.7 million (US$3.1 million), a decrease of 28% from RMB31.7 million in the same quarter of last year, mainly due to a RMB5.4 million decrease in personnel costs, a RMB5.1 million decrease in bandwidth cost, and a RMB1.9 million decrease in depreciation expense. The impact is partially offset by a RMB4.7 million increase in cloud cost.

•	Sales and marketing expenses were RMB17.4 million (US$2.4 million), a decrease of 8% from RMB18.9 million in the same quarter of last year, mainly due to a RMB1.1 million decrease in personnel costs.

•	General and administrative expenses were RMB12.9 million (US$1.8 million), a decrease of 9% from RMB14.3 million in the same quarter of last year, mainly due to a RMB1.5 million decrease in personnel costs.

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Loss from operations was RMB5.1 million (US$0.7 million), compared with RMB16.1 million in the same quarter of last year.

Net Loss was RMB2.6 million (US$0.4 million), compared with RMB15.2 million in the same quarter of last year.

Adjusted net loss (non-GAAP) was RMB1.3 million (US$0.2 million), compared with RMB11.5 million in the same quarter of last year.

Adjusted EBITDA (non-GAAP) was at positive RMB0.2 million (US$24 thousand) compared with a negative RMB7.5 million for the same quarter of last year.

The cash and cash equivalents and restricted cash were RMB99.3 million (US$13.8 million) as of March 31, 2024 compared with RMB115.0 million as of December 31, 2023.

Update on Share Repurchase

As of March 31, 2024, the Company had repurchased a total of 205,017 ADS, of which 17,326 ADSs, or around US$57.7 thousand were repurchased during the first quarter in 2024.

Conference Call

The Company will host an earnings conference call on Thursday, June 6, 2024 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing time on the same day).

All participants must register in advance to join the conference using the link provided below. Please dial in 15 minutes before the call is scheduled to begin. Conference access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI6b9a5e81258648acbe3cdaf41598ad70

A live and archived webcast of the conference call will be available on the Investor Relations section of Aurora Mobile’s website at https://ir.jiguang.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses two non-GAAP measures, adjusted net loss and adjusted EBITDA, as a supplemental measure to review and assess its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net loss as net loss excluding share-based compensation, reduction in force charges, share of loss from equity method investment and impairment of long-term investments. The Company defines adjusted EBITDA as net loss excluding interest expense, depreciation of property and equipment, amortization of intangible assets, amortization of land use right, income tax expenses/(benefits), share-based compensation, reduction in force charges, share of loss from equity method investment and impairment of long-term investments.

The Company believes that adjusted net loss and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss.

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The Company believes that adjusted net loss and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net loss and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliations of the non-GAAP financial measures to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as Aurora Mobile’s strategic and operational plans, contain forward-looking statements. Aurora Mobile may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Aurora Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Aurora Mobile’s strategies; Aurora Mobile’s future business development, financial condition and results of operations; Aurora Mobile’s ability to attract and retain customers; its ability to develop and effectively market data solutions, and penetrate the existing market for developer services; its ability to transition to the new advertising-driven SAAS business model; its ability to maintain or enhance its brand; the competition with current or future competitors; its ability to continue to gain access to mobile data in the future; the laws and regulations relating to data privacy and protection; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and Aurora Mobile undertakes no duty to update such information, except as required under applicable law.

About Aurora Mobile Limited

Founded in 2011, Aurora Mobile is a leading provider of customer engagement and marketing technology services in China. Since its inception, Aurora Mobile has focused on providing stable and efficient messaging services to enterprises and has grown to be a leading mobile messaging service provider with its first-mover advantage. With the increasing demand for customer reach and marketing growth, Aurora Mobile has developed forward-looking solutions such as Cloud Messaging and Cloud Marketing to help enterprises achieve omnichannel customer reach and interaction, as well as artificial intelligence and big data-driven marketing technology solutions to help enterprises' digital transformation.

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For more information, please visit https://ir.jiguang.cn/.

For investor and media inquiries, please contact:

Aurora Mobile Limited

ir@jiguang.cn

Christensen

In China

Ms. Xiaoyan Su

Phone: +86-10-5900-1548

E-mail: Xiaoyan.Su@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: mailto:linda.bergkamp@christensencomms.com

Footnote:

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2203 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024.

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AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”), except for number of shares and per share data)

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Revenues	65,433	77,410	64,524	8,936
Cost of revenues	(19,441)	(24,129)	(18,152)	(2,514)
Gross profit	45,992	53,281	46,372	6,422
Operating expenses
Research and development	(31,681)	(27,085)	(22,681)	(3,141)
Sales and marketing	(18,890)	(22,056)	(17,391)	(2,409)
General and administrative	(14,273)	(12,071)	(12,932)	(1,791)
Total operating expenses	(64,844)	(61,212)	(53,004)	(7,341)
Other operating income(1)	2,757	182	1,579	219
Loss from operations	(16,095)	(7,749)	(5,053)	(700)
Foreign exchange gain/(loss), net	25	49	(23)	(3)
Interest income	330	247	2,187	303
Interest expenses	(223)	(158)	(6)	(1)
Share of loss from equity method investment	-	(450)	-	-
Other income/ (expenses)	559	(10,025)	15	2
Change in fair value of structured deposits	13	6	23	3
Loss before income taxes	(15,391)	(18,080)	(2,857)	(396)
Income tax benefits	150	1,380	244	34
Net loss	(15,241)	(16,700)	(2,613)	(362)
Less: net (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(175)	545	(214)	(30)
Net loss attributable to Aurora Mobile Limited’s shareholders	(15,066)	(17,245)	(2,399)	(332)
Net loss per share, for Class A and Class B common shares:
Class A and B Common Shares - basic and diluted	(0.19)	(0.22)	(0.03)	(0.00)
Shares used in net loss per share computation:
Class A Common Shares - basic and diluted	62,766,001	62,318,904	62,687,345	62,687,345
Class B Common Shares - basic and diluted	17,000,189	17,000,189	17,000,189	17,000,189
Other comprehensive (loss)/income
Foreign currency translation adjustments	(804)	(721)	78	11
Total other comprehensive (loss)/income, net of tax	(804)	(721)	78	11
Total comprehensive loss	(16,045)	(17,421)	(2,535)	(351)
Less: comprehensive (loss)/income attributable to noncontrolling interests and redeemable noncontrolling interests	(175)	545	(214)	(30)
Comprehensive loss attributable to Aurora Mobile Limited’s shareholders	(15,870)	(17,966)	(2,321)	(321)

(1) Beginning on January 1, 2024, we classified the government grants that are operating in nature as other operating income. Comparative figures were reclassified to conform to this presentation.

AURORA MOBILE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of
	December 31, 2023	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	114,521	98,095	13,586
Restricted cash	486	1,187	164
Accounts receivable	34,344	32,995	4,570
Prepayments and other current assets	20,225	23,234	3,218
Total current assets	169,576	155,511	21,538
Non-current assets:
Long-term investments	112,912	112,981	15,648
Property and equipment, net	1,433	1,365	189
Operating lease right-of-use assets	4,081	3,317	459
Intangible assets, net	17,941	16,916	2,343
Goodwill	37,785	37,785	5,233
Deferred tax assets	1,072	1,050	145
Other non-current assets	5,387	5,401	748
Total non-current assets	180,611	178,815	24,765
Total assets	350,187	334,326	46,303
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loan	-	3,000	415
Accounts payable	21,073	22,146	3,067
Deferred revenue and customer deposits	141,518	135,240	18,731
Operating lease liabilities	4,007	3,144	435
Accrued liabilities and other current liabilities	74,682	63,922	8,853
Total current liabilities	241,280	227,452	31,501
Non-current liabilities:
Operating lease liabilities	629	528	73
Deferred tax liabilities	3,994	3,727	516
Other non-current liabilities	563	567	79
Total non-current liabilities	5,186	4,822	668
Total liabilities	246,466	232,274	32,169
Shareholders’ equity:
Common shares	50	50	7
Treasury shares	(2,453)	(974)	(135)
Additional paid-in capital	1,045,397	1,044,784	144,701
Accumulated deficit	(988,669)	(991,068)	(137,261)
Accumulated other comprehensive income	19,223	19,301	2,673
Total Aurora Mobile Limited’s shareholders’ equity	73,548	72,093	9,985
Noncontrolling interests	30,173	29,959	4,149
Total shareholders’ equity	103,721	102,052	14,134
Total liabilities and shareholders’ equity	350,187	334,326	46,303

AURORA MOBILE LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Reconciliation of Net Loss to Adjusted Net Loss:
Net loss	(15,241)	(16,700)	(2,613)	(362)
Add:
Share-based compensation	3,038	1,520	1,268	176
Reduction in force charges	688	3,480	-	-
Share of loss from equity method investment	-	450	-	-
Impairment of long-term investments	-	10,655	-	-
Adjusted net loss	(11,515)	(595)	(1,345)	(186)
Reconciliation of Net Loss to Adjusted EBITDA:
Net loss	(15,241)	(16,700)	(2,613)	(362)
Add:
Income tax benefits	(150)	(1,380)	(244)	(34)
Interest expenses	223	158	6	1
Depreciation of property and equipment	2,186	448	380	53
Amortization of intangible assets	1,606	1,509	1,369	190
Amortization of land use right	183	-	-	-
EBITDA	(11,193)	(15,965)	(1,102)	(152)
Add:
Share-based compensation	3,038	1,520	1,268	176
Reduction in force charges	688	3,480	-	-
Share of loss from equity method investment	-	450	-	-
Impairment of long-term investments	-	10,655	-	-
Adjusted EBITDA	(7,467)	140	166	24

AURORA MOBILE LIMITED

UNAUDITED SAAS BUSINESSES REVENUE

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	March 31, 2023	December 31, 2023	March 31, 2024
	RMB	RMB	RMB	US$
Developer Services	45,465	55,581	44,749	6,198
Subscription	37,508	48,830	42,351	5,866
Value-Added Services	7,957	6,751	2,398	332
Vertical Applications	19,968	21,829	19,775	2,738
Total Revenue	65,433	77,410	64,524	8,936
Gross Profits	45,992	53,281	46,372	6,422
Gross Margin	70.3%	68.8%	71.9%	71.9%